December 6, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Benjamin Richie
Margaret Schwartz

Re:	Perspective Therapeutics, Inc. Registration Statement on Form S-3 Filed November 17, 2023 File No. 333-275638

Ladies and Gentlemen:

This letter sets forth the responses of Perspective Therapeutics, Inc. (the “Company”) to the comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission in its comment letter dated November 30, 2023 with respect to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”). For your convenience, the Staff’s comments are set forth in bold below, followed by the Company’s responses. The Company has also revised the Registration Statement, where appropriate, in response to certain of the Staff’s comments, and, concurrently with delivery of this letter, filed with the Securities and Exchange Commission an amendment to the Registration Statement which reflects these revisions (“Amendment No. 1”).

Registration Statement on Form S-3

General

1.

It appears that the aggregate market value of the shares of your common stock held by non-affiliates during the 60 days prior to November 17, 2023, did not appear to exceed the $75 million threshold that General Instruction I.B.1 of Form S-3 specifies. Please provide us with your analysis demonstrating your ability to use Form S-3 pursuant to General Instruction I.B.1. Alternatively, if you are relying on General Instruction I.B.6 for S-3 eligibility, please include the information required pursuant to Instruction 7 to General Instruction I.B.6.

Company Response:

The Company respectfully advises the Staff that the Registration Statement was filed pursuant to General Instruction I.B.1 of Form S-3. Further, the Company respectfully advises the Staff that the aggregate market value of the outstanding voting and non-voting shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”), held by non-affiliates (the “Public Float”) during the sixty (60) days prior to November 17, 2023 exceeded the $75 million threshold that General Instruction I.B.1 of Form S-3 specifies, making the Company eligible to use Form S-3 pursuant to such General Instruction I.B.1. In particular, as disclosed in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023, filed on November 14, 2023 (the “Q3 2023 Form 10-Q”), the Company had 280,571,026 shares of Common Stock outstanding as of November 10, 2023. As of November 10, 2023, affiliates of the Company, consisting solely of executive officers and directors of the Company, held 2,235,926 shares of Common Stock. For the avoidance of doubt, to the Company's knowledge, no stockholders hold 10% or more of the outstanding Common Stock. In accordance with Securities Act Forms Compliance and Disclosure Interpretation 116.06, the Company selected October 20, 2023, such date being 28 days prior to November 17, 2023, as the date for determining the price of the Common Stock for calculating the Public Float. On that date, the Common Stock closed on The NYSE American at a price of $0.30. Accordingly, the Company calculated its Public Float as follows:

Common Stock Outstanding (November 10, 2023)	280,571,026
Common Stock Outstanding and Beneficially Owned by Affiliates (November 10, 2023)	2,235,926
Common Stock Outstanding Held by Non-Affiliates (November 10, 2023)	278,335,100
Common Stock Closing Price (October 20, 2023)	$0.30
Public Float	$83,500,530

As such, the Company’s Public Float was $83,500,530 as of the applicable calculation date of November 10, 2023, a date within 60 days of the filing of the Registration Statement, making the Company eligible to use Form S-3 pursuant to General Instruction I.B.1 of Form S-3.

2.

In your Form 10-Q filed for the quarter ended September 30, 2023, you note that the results of operations for Viewpoint Molecular Targeting, Inc. following the acquisition that closed February 3, 2023, disclosed on Form 8-K as amended on April 21, 2023, are only reflected post-acquisition. Please advise what consideration was given to providing a pro forma income statement for the nine months ended September 30, 2023, which would include the pre-acquisition period of January 1, 2023 to February 3, 2023, under Article 11 of Regulation S-X. Additionally, please file as an exhibit a consent from Weinberg & Company, P.A., as was included with the Form 8-K.

Company Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company inadvertently excluded the pre-acquisition period of January 1, 2023 to February 3, 2023 from its pro forma financial information included in Note 14 to the Company’s condensed consolidated financial statements for the nine months ended September 30, 2023 included in the Q3 2023 Form 10-Q. The Company respectfully informs the Staff that inclusion of the pre-acquisition period of January 1, 2023 to February 3, 2023 would have resulted in the following changes to the pro forma financial information included in the Q3 2023 Form 10-Q: (i) the pro forma revenue for the nine months ended September 30, 2023 would have increased by $84,000, from $6,336,000 to $6,420,000; (ii) the pro forma net loss for the nine months ended September 30, 2023 would have increased by $1,527,000, from $27,721,000 to $29,248,000; and (iii) the pro forma net loss for the nine months ended September 30, 2022 would have increased by $4,705,000, from $11,585,000 to $16,290,000, due to a pro forma adjustment to move a non-cash expense associated with the accelerated vesting of Viewpoint Molecular Targeting, Inc. (“Viewpoint”) stock options to January 2022. The Company does not believe that such information is material given (i) the limited impact any such changes would have on the Company’s pro forma financial information and (ii) the Company’s business shift from primarily a commercial-stage revenue-generating company to a diversified medical technology and radiopharmaceutical company with significant non-revenue generating clinical assets. The Company hereby respectfully confirms that, in the Company’s Annual Report on Form 10-K for the fiscal year ending December 31, 2023, the Company will provide a pro forma income statement for the twelve months ended December 31, 2023, which will include the pre-acquisition period of Viewpoint from January 1, 2023 to February 3, 2023, pursuant to Article 11 of Regulation S-X.

The Company respectfully advises the Staff that a consent from Weinberg & Company, P.A. has been filed as Exhibit 23.4 to Amendment No. 1.

*         *         *         *

We hope that the foregoing has been responsive to the Staff’s comments. Please do not hesitate to contact me by telephone at (206) 676-0900 or by email at HuntJR@perspectivetherapeutics.com if you have any questions or need any additional information.

Sincerely,

/s/ Jonathan Hunt

Jonathan Hunt
Chief Financial Officer

cc:	Johan (Thijs) Spoor, Chief Executive Officer – Perspective Therapeutics, Inc.
Andrew L. Strong, Hogan Lovells US LLP
Stephen M. Nicolai, Hogan Lovells US LLP

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